Exhibit 99.2

JAGUAR MINING INC.

Management's Discussion and Analysis
of Financial Condition and Results of Operations
in respect of the three months ended March 31, 2008 and 2007

Dated May 7, 2008

All amounts are expressed in US $ unless otherwise indicated.
INTRODUCTION
The following discussion of the operating results and financial position of Jaguar Mining Inc. (“the Company”) should be read in conjunction with the annual audited consolidated financial statements and the notes thereto of the Company for the years ended December 31, 2007 and 2006 and the unaudited consolidated financial statements and the notes thereto of the Company for the interim periods ended March 31, 2008 and 2007.  The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and the annual audited financial statements have been reconciled to U.S. generally accepted accounting principles.

 The average rates of exchange for the Canadian dollar (Cdn.$) per US$1.00 for Q1 2008 and Q1 2007 were 1.00 and 1.17 respectively.  The average rates of exchange for the Brazilian real (R$) per US$1.00 for Q1 2008 and Q1 2007 were 1.74 and 2.11 respectively.

FORWARD-LOOKING STATEMENTS
Certain statements in this Management’s Discussion and Analysis (“MD&A”) constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation.  These Forward-Looking Statements include, among others, statements concerning the Company's future objectives, the measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves.  Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", “is targeted”, "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages  and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent our views as of the date of this discussion.  The Company anticipates that subsequent events and developments may cause the Company's views to change.  The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion.  For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's Forward-Looking Statements, see the "CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS" and "RISK FACTORS" as filed in the Company’s Annual Information Form for the year ended December 31, 2007, filed on SEDAR and available at www.sedar.com,  and its filings, including the Company's Annual Report on Form 40-F for the year ended December 31, 2007, filed with the U.S. Securities and Exchange Commission, which are available at www.sec.gov on EDGAR. Further information about the Company is available on its corporate website www.jaguarmining.com.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred and Measured and Indicated Resources
This document includes the term "inferred resources" and "measured and indicated resources".  The Company advises U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.   U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into proven or probable reserves.

"Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

SUMMARY DESCRIPTION OF JAGUAR’S BUSINESS
The Company, a corporation existing under the laws of Ontario, is engaged in gold production and in the acquisition, exploration, development and operation of gold producing properties in the Iron Quadrangle region of Brazil (the significant properties are Turmalina, Sabará, Paciência and Caeté), a greenstone belt located east of the city of Belo Horizonte in the state of Minas Gerais. In addition, the Company may consider the acquisition and subsequent exploration, development and operation of non-gold mineral properties in Brazil. Through a joint venture with Xstrata plc (“Xstrata”), the Company is also engaged in gold exploration at a greenfield site in the Northeast of Brazil covering 159,000 acres. The Company believes it is one of the fastest growing gold producers in the world. The Company’s strategy is to become a mid-sized gold producer and to increase gold output nearly ten-fold from the 70,000 ounces produced in 2007 to nearly 700,000 ounces by 2014. Coupled with existing cash on hand, and based on the Company’s assumptions concerning production costs, foreign currency exchange rates and forward gold prices, the Company believes it has a fully funded plan. A sensitivity analysis, which addresses deviations from certain base assumptions for feed grade, costs, etc., used in the development of various technical reports the Company has previously filed, is provided in the Company’s Annual Information Form for the year ended December 31, 2007, dated March 24, 2008, and available at www.sedar.com.  The Company believes the development initiatives it has carried out to date, which includes nearly 18 km of underground development at its properties in Minas Gerais, gives the management team a reasonable basis to express confidence that sufficient mineral resources exist and additional resources will be identified to reach and sustain its production targets for the foreseeable future. The Company’s primary properties remain open at depth and along strike. Given the experience of Jaguar’s management team, all which have decades of experience with mining companies operating in this district, coupled with the geological characteristics of other gold operations in the same district, management believes the identification of additional gold resources to meet the Company’s production targets is not a constraining issue.

The Company is currently producing gold at its Sabará and Turmalina operations and began the commissioning of the Paciência operation.  The Company is also finalizing feasibility studies for its Caeté Project and the Phase II expansion of the Turmalina operation, which the Company plans to announce in Q2 2008. Over the next six to seven years, the Company believes it will have a cost structure that will place it in the lowest third of primary gold producers. Comparatively, the Company experiences relatively significant lower capital costs per installed ounce of capacity, given the shallow nature of its underground operations.

RESULTS OF OPERATIONS
Summary of Quarterly Results
(unaudited) (in thousands of $, except per share amounts)
Quarter ended	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun
Year	2008	2007	2007	2007	2007	2006	2006	2006
Net sales	$18,797	$14,915	$14,962	$11,415	$6,542	$6,304	$7,279	$5,471
Net income (loss)	$839	$(14,825)	$(8,654)	$(3,685)	$(496)	$(6,181)	$2,441	$(2,841)
- per share basic and diluted	$0.01	$(0.28)	$(0.16)	$(0.07)	$(0.01)	$(0.13)	$0.05	$(0.06)

Net sales over the periods shown above generally trended higher due to both an increase in ounces of gold sold and an increase in the average realized gold price.

Summary of Key Operating Results
	Q1 2008	Q1 2007
Sales ($000)	$18,797	$6,542
Ounces sold	20,344	9,885
Average realized price $ / ounce	$924	$662
Gross profit ($000)	$7,336	$3,362
Net income (loss) ($000)	$839	$(496)
- per share basic and diluted	$0.01	$(0.01)
Weighted avg. # of shares outstanding - basic	59,430,887	48,384,918
Weighted avg. # of shares outstanding - diluted	63,768,136	48,384,918

Q1 2008 Compared to Q1 2007
Revenue in Q1 2008 increased from Q1 2007, due to both an increase in ounces of gold sold and an increase in the average realized gold price.  These increases resulted in increases in gross profit.

Review of Certain Operating Expenses and Other Income and Expenses
(in thousands of $)
	Q1 2008	Q1 2007
Stock based compensation	$274	$201
Administration	$3,110	$1,688
Forward derivative loss	$318	$1,716
Forward fx derivative (gain)	$(393)	$(464)
Foreign exchange (gain)	$(2,248)	$(679)
Interest expense	$4,070	$960
Interest income	$(1,245)	$(345)

•	Stock based compensation expense varies depending upon when stock options vest.

•
Administration costs increased from $1.7 million in Q1 2007 to $3.1 million in Q1 2008. The increase was mainly due to legal and other costs related to certain strategic initiatives conducted during the quarter, and increased staffing needs related to the management of the engineering, procurement and construction (EPC) department as a result of the Company’s expansion of operations in Brazil.  In addition, costs increased due to the strengthening of the R$ against the US$, consulting fees related to the assessment of internal controls and procedures, and management incentive payments.

•
During Q1 2008, the Company recognized a loss of $318,000 on forward derivative contracts, which contracts the company purchased as required by the Turmalina loan facility, to manage the commodity price exposure on gold sales, versus a loss of $1.7 million in Q1 2007.  During Q1 2008, the Company closed the forward sales and forward purchase contracts. (See Risk Management Policies - Hedging).

•
The Company recognized an unrealized loss of $882,000 for Q1 2008 versus an unrealized gain of $333,000 for Q1 2007 on forward foreign exchange contracts used to manage currency exposure on the R$.  The Company also recognized realized gains of $1.3 million for Q1 2008 versus $131,000 for Q1 2007 on forward foreign exchange contracts. (See Risk Management Policies - Hedging).

•
Foreign exchange gains of $2.2 million were recognized in Q1 2008 versus a gain of $679,000 in Q1 2007 primarily due to volatility of the R$ and Cdn.$. During Q1 2008, foreign exchange gains were incurred in Cdn.$ on private placement notes held in Canada, and cash on hand held in Brazil due to the changes of the R$ and Cdn.$ over the US$.

•
Interest expense increased from $1.0 million in Q1 2007 to $4.1 million in Q1 2008. The change was due to an increase in debt and the write-off of debt issuance and non-cash costs related to the RMB International facility. The Company issued private placement notes on March 22, 2007.  Interest expense incurred for the private placement notes, which is approximately 84% of the notes payable balance at March 31, 2008, in Q1 2008 was $2.6 million (Q1 2007 - $239,000).  The company repaid the loan facility due to RMB International on March 13, 2008.  (See Footnote 5(a) to our Q1 2008 financial statements.) A total of $1.4 million of debt issuance and non-cash costs, primarily for the loan facility due to RMB International, were recognized as interest expense during Q1 2008 ($340,000 Q1 2007).

•
Interest income increased from $345,000 in Q1 2007 to $1.2 million in Q1 2008, due to interest earned on higher bank deposits.  Interest income was earned on deposits held in banks in Canada, the U.S. and Brazil.

Production and Operating Performance
Q1 2008 Operating Data
	Ore Processed (t000)	Feed grade (g/t)	Recovery grade (g/t)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Sabará	109	1.61	1.09	4,259	$22.4	$594
Turmalina	102	5.71	5.05	17,155	$63.6	$387
Total	211	3.59	3.01	21,414	$42.3	$428

Q1 2007 Operating Data
	Ore Processed (t000)	Feed grade (g/t)	Recovery grade (g/t)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Sabará	75	2.90	1.91	4,706	$30.3	$378
Turmalina	63	4.95	4.48	7,423	$30.9	$206
Total	138	3.84	3.08	12,129	$30.6	$273

PROJECT DEVELOPMENT REVIEW - OPERATIONS AND EXPLORATION
Production

During Q1 2008, the Company produced 21,414 ounces of gold at Sabará and Turmalina at an average cash operating cost of $428 per ounce compared to 12,129 ounces at an average cash operating cost of $273 per ounce during the same period last year. Turmalina operations at a cash operating cost of $387 per ounce accounted for 80% of the Company’s total production. Cash operating costs for Q1 2008 were impacted by the weaker US$ compared to the R$.  The average exchange rate in Q1 2008 was R$1.74/US$1.00 compared to R$2.11/US$1.00 in Q1 2007. Other factors contributed to higher cash operating costs, which are explained below under the sections Turmalina - Operations and Sabará - Operations.

During late Q1 2008, the Company completed construction work at Paciência and initiated the commissioning phase.  Gold production at this new operation is expected in the next several weeks.

The Company’s operations, project development and exploration during Q1 2008 are described below.

Turmalina
Operations

Turmalina is an underground mine utilizing the “sublevel stoping with paste fill” and “cut and fill” mining methods.  Turmalina is currently processing 1,300 tpd of ore in its carbon-in-pulp (“CIP”) plant, which is the design operating level.

During Q1 2008, Turmalina produced 17,155 ounces of gold at a cash operating cost of $387 per ounce compared to 7,423 ounces at a cash operating cost of $206 per ounce in Q1 2007.  During the month of March, operations at Turmalina were slightly impacted by required maintenance to the crushing circuit and one of the two milling circuits. A total of four days of production were effectively lost in order to complete the necessary work. During Q1 2008, ore production at Turmalina totaled 114,100 tonnes at an average ROM grade of 5.46 g/t.  The ore processed through the mill totaled 102,000 tonnes at an average feed grade of 5.71 g/t.  The average gold recovery grade was 88%, slightly below the design rate of 90%, but trended higher during the quarter.

Several other factors contributed to the increase in cash operating costs from 2007, including the switch from processing principally oxide ore during the start-up phase to sulfide ore, the inclusion of a paste-fill circuit, lower than optimal recovery rates and selective grade management during the optimization process.

Exploration - Brown Field

The Company has completed the work and is conducting a final review of the Turmalina Expansion feasibility study, which is expected to upgrade mineral resources to reserves at the Satinoco Target.  Based on this work and an approximate 70 percent conversion rate to previously reported resources, Jaguar expects to report approximately 127,000 oz of reserves associated with the Satinoco ore body.

Preliminary engineering to expand the processing circuits above ground at Turmalina is underway, with a projected start-up date of Q1 2009.

In addition, the Company is currently drilling to a depth of 1,000 m to confirm the continuity of the Turmalina Mine’s Main and Northeast ore bodies to this depth.

Sabará
Operations

Sabará is an above ground mine from which oxide ore is processed at a 1,500 tpd CIC (carbon-in-column) plant.

During Q1 2008, Sabará produced 4,259 ounces of gold at an average cash operating cost of $594 per ounce. Cash operating costs in the quarter were primarily impacted by lower ore grades, which were expected by the Company.  The feed grade of ore processed in Q1 2008 averaged 1.61 g/t compared to 2.9 g/t in Q1 2007. The Company completed its evaluation of the Serra Paraíso mineralized zone and plans to bring it into the mine plan in Q3 2008.  Serra Paraíso is a new oxide, high grade zone located near the Sabará Plant.  Management expects production from Serra Paraíso will reduce cash operating costs for the Sabará operation.

Exploration - Green Field
In order to add oxide resources to feed the Sabará Plant and thereby increase its mine life, the Company developed an exploration program at Sabará and Caeté in a 15,000 hectare area.  The primary target is called Serra Paraíso. During 2007, the Company concluded drilling activities at the Serra Paraíso Target, which included 60 drill holes totaling 4,590 meters. Metallurgical recovery tests have commenced and the Company plans to complete its analysis of the drill program and report estimates of resources at the Serra Paraíso Target during Q2 2008. The Company intends to begin mining activities at the Serra Paraíso Target after the completion of such tests and analysis.

In addition, the Company is conducting channel sampling, soil geochemistry and trenching at three different targets near the Sabará operations.  Preliminary results are encouraging and have given rise to a defined drill program. During Q1 2008, the Company completed surface grid exploration in the area where three targets had been previously defined, with the objective of defining additional targets. Surface drilling in this area is scheduled to begin during Q2 2008.

Paciência
Operations
Construction at Paciência is completed, all permits have been received and commissioning is underway.  Gold production from this new operation is expected in the next several weeks.

Paciência’s Santa Isabel Mine is an underground mine utilizing the cut and fill mining method and a treated tailings backfill system. Ore produced at the Santa Isabel Mine will be transported to the new 1,800 tpd CIP processing plant.

During late 2007, the Company opened a second mine entrance approximately 2 kilometers to the north of the Santa Isabel Mine.  Approximately 680 meters of excavation has been completed to date, with approximately 2 kilometers of excavation expected to take place to connect to the Santa Isabel ramp system to the second level.

Through March 31, 2008, the Company has invested approximately $45.7 million in exploration, infrastructure and mine development at Paciência.  To date, the Company has committed approximately $52.9 million to the overall project.

Exploration - Brown Field
The Company is conducting extensive exploration in the NW01 Target and the Conglomerates, including drifts for mine development, to add additional tonnes vertically and horizontally and further increase the resource base for the Paciência Project.

NW01 Target (Marzagão) - A total of 24 holes were drilled to depths of 200 m in the NW01 target, which is located just north of the new mine entrance. Drill results revealed gold intersections ranging from 2.5 g/t to 15.6 g/t. The intervals for these holes ranged from 0.8 to 4.4 m. The characteristics of this new mineralized zone are similar to the grades, widths and size of the mineralized structure observed at the Santa Isabel ore body. The Company is currently conducting underground diamond drilling to define the direction of the newly discovered mineralization. During 2008, the Company plans to drill an additional 12,000 m at this target in an effort to delineate a resource to meet NI 43-101 standards.

Conglomerates - A second zone of mineralization at Paciência, not related to the São Vicente lineament where the Company has a resource and reserve base, is referred to as the Conglomerates. The zone entails several concessions, which are located approximately 5 km to the East of the Paciência operations main entrance. In 1989 and 1990, two previous concession owners conducted exploration drilling consisting of 75 underground and surface drill holes and underground development. These efforts gave rise to a third-party-estimated resource of over 200,000 ounces, based on an average grade of 5.72 g/t. These resources are not included in the Company’s latest mineral inventory of gold resources, as these efforts pre-dated the NI 43-101 standards. In order to estimate the resources held in the conglomerates consistent with NI 43-101 standards, the Company is conducting a 9,000 m in-fill drilling program inside this target zone.  The Company currently has three drill rigs operating on the concessions and has recently completed 22 drill holes totaling 4,820 m.

Caeté Project
Development
During Q1 2008, the Company continued to advance the Caeté Project feasibility study, which has been extended to mid Q2 2008.  The Company previously expected to complete the feasibility study during Q4 2007.  New discoveries of deeper mineralized zones at the Roça Grande and Pilar targets, coupled with a revised timing of availability of sufficient power resources required for the new processing plant, extended the time period to develop the feasibility study.  Given the additional capital costs to construct an internal power supply, the Company elected to shift the project timetable back by six months rather than maintain the previously announced schedule. The power contract and mine/plant implementation licenses (LI) have been secured for a 2009 start-up. The Company targets initial annual gold production of 39,000 ounces commencing in 2009, with the goal of expanding to 160,000 ounces per year by 2012.

Exploration - Brownfield
As part of the Company’s effort to identify and add to the Caeté Project’s estimated gold resources, 75,000 m of additional drilling are planned over the next five years in the mineral properties identified to supply the Caeté plant.  During Q4 2007, the Company started a 22,000-m drill program at the Roça Grande and Pilar Targets.  Most of that effort will be conducted at the Roça Grande target, where seven drill rigs are currently in operation. The drill program at the Pilar Target has been concluded, with the exception of two drill holes to a depth of 800 m to define the continuity of the structure.

The Company is in the process of completing a feasibility study for the Caeté Project. Based on the efforts thus far, management currently believes it will increase the resource base from 661,000 ounces to approximately 1.1 million ounces of gold as part of the feasibility study. This estimate is based on a total tonnage of 6.0 to 7.0 million tonnes at an average grade of approximately 5.0 g/t. The potential quantity and grade from the exploration data for the Roça Grande and Pilar Targets is based on the preliminary results from the feasibility study. Management estimates a potential initial reserve base of approximately 825,000 ounces based on an estimated 75% conversion rate.

Pedra Branca Project
Exploration - Green Field
The Company and Xstrata entered into a joint venture agreement for the Company to explore the Pedra Branca Gold Project in the State of Ceará in the Northeast of Brazil. The joint venture has mineral rights to 37 concessions totaling approximately 159,000 acres in a 65-km shear zone.  The concessions are located in and around municipal areas with good infrastructure.  The area is characterized by relatively dry weather, facilitating year-round operations.

Xstrata carried out a preliminary exploration program that covered only 25 km of the shear zone.  The program identified 10 km of soil anomalies, including two large anomalies referred to as Coelho and Mirador.  The relatively shallow work to-date on the Coelho and Mirador targets has provided some promising results with respect to gold mineralization averaging between 2.3-2.5 g/t observed in trenches taken by Xstrata.  The mineralized formations identified by Xstrata’s preliminary efforts are open along the extremity and lead both companies’ geologists to believe the area has significant potential for gold mineralization, which could include the presence of both oxide and sulfide formations in large structures.

The Company is currently conducting a comprehensive exploration program at the Pedra Branca Project.  The Company’s work to date, which included soil geochemistry, trenching and channel and rock sampling, confirmed the trend and the main anomalies reported by Xstrata.  New anomalies have been identified by the Company, confirming the Company’s belief in the gold potential of this area. During Q1 2008, the Company continued to carry out the drill program that began during Q3 2007 to test the continuity of the mineralization at depth.  A total of 53 drill holes totaling 5,258 m have been completed. To date, the investments by the Company meet or exceed all of the criteria specified under the joint venture agreement.

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES
Cash Flow Highlights
(in thousands of $)
	Q1 2008	Q1 2007
Operating activities	$(16,767)	$(2,270)
Financing activities	$97,627	$75,729
Investing activities	$(25,849)	$(9,958)
Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	$(4,050)	$571
Increase in cash for the period	$50,961	$64,072
Beginning cash balance	$45,711	$14,759
Ending cash balance[1]	$96,672	$78,831

1 Cash balance excludes $3.1 million restricted cash.

Cash flow from operating activities consumed $16.8 million of cash during Q1 2008, primarily for $14.8 million used to close the forward gold contracts. (See Footnote 3(a) to our Q1 2008 financial statements.)

Financing activities generated $97.6 million of cash in Q1 2008 primarily through an equity financing underwritten by a syndicate of underwriters of 8,250,000 common shares at Cdn$13.40 per share for gross proceeds of Cdn$110.6 million ($109.6 million) offset by the $9.8 million repayment of the project financing term debt used primarily to finance the development, construction and start-up of Turmalina.

Investing activities consumed $25.9 million of cash during Q1 2008.  The funds were used for mineral exploration, projects under development and the purchase of property, plant and equipment.

The effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents was a $4.1 million loss during Q1 2008 (Q1 2007 - 571,000 loss). This reflects the changes of the R$ and Cdn.$ versus the U.S. dollar.

Balance Sheet Highlights
(in thousands of $)
	As at March 31, 2008	As at March 31, 2007	As at March 31, 2006
Total assets	$316,481	$213,513	$124,130
Total long term liabilities	$80,756	$76,016	$19,179

•
On February 21, 2008 (“Closing Date”) the Company completed an equity financing underwritten by a syndicate of underwriters of 8,250,000 common shares at Cdn.$13.40 per share, for gross proceeds of Cdn.$110.6 million ($109.6 million).  Pursuant to the underwriting agreement, the underwriters were paid a fee equal to four and one-half percent (4.5%) of the gross proceeds of the offering.  Proceeds of the offering are used primarily to fund capital expenditures for exploration and expansion at its three largest projects in Brazil, to close forward sales contracts (See Footnote 3(a) to our Q1 2008 financial statements) and project financing term debt and for general corporate purposes.

•
On March 22, 2007, the Company issued private placement notes for gross proceeds of Cdn.$86.3 million $74.5 million bearing a coupon of 10.5%, payable semi-annually in arrears. (See Footnote 5 to our Q1 2008 financial statements and Footnote 10(h) to our 2007 annual financial statements.)

Capital Spending Program
Capital Spending in thousands of $
	Quarter Ended March 31, 2008	Remainder of 2008	Total Budget 2008
Caeté Project	5,762	26,801	32,563
Turmalina	3,165	13,424	16,589
Paciência Project	14,039	19,898	33,937
Other spending [1]	3,123	3,780	6,904
Total capital spending	26,089	63,903	89,993
[1] Includes construction of the central spare parts room, purchase of maintenance equipment, other improvements, replacements and head offices spending.

The Company intends to use cash held in accounts and cash flow generated by operations, which is expected to rise significantly as the operations under development are completed and brought on-line to help finance the expansion of existing operations and the construction of new projects.  These projects may also be funded by equipment financing or other corporate initiatives.

Total Capital Spending during the Period in thousands of $
Q1 2008
Capital spending - excluding exploration	15,660
Capital spending - exploration	10,429
Total capital spending	26,089

Amount paid in cash	25,849
Amount financed	240
Total capital spending	26,089

The Company has identified four primary uses of capital during 2008.  These include:
(a)	new mine development and processing capacity
(b)	expansion of existing operations
(c)	exploration at Brownfield and Greenfield locations in the Iron Quadrangle and State of Ceará
(d)	sustaining capital to maintain existing operations

Contractual Obligations
The Company’s contractual obligations as at March 31, 2008 are summarized as follows:

	(In thousands of $)
Contractual Obligations	2008	2009	2010	2011	2012+	Total
Financing
Principal	9,411	6,157	72	-	83,909	99,549
Interest	9,897	9,125	8,814	8,810	2,003	38,649
Management Agreements[1]
Operations	578	-	-	-	-	578
Suppliers Agreements
Mine Operations[2]	1,304	-	-	-	-	1,304
Drilling[3]	632	-	-	-	-	632
Asset Retirement Obligations	283	265	-	-	2,536	3,085
Joint Venture Agreement[4]	-	-	1,032	1,500	-	2,532
Total	22,105	15,547	9,918	10,310	88,448	146,328

1 The management agreement is renegotiated on an annual basis.  (See Footnote 8(a) to our Q1 2008 financial statements)
2 The Company has the right to cancel the mine operations contract with 90 days advance notice.  The amount included in the contractual obligations table represents the amount due within 90 days.
3 The Company has the right to cancel the drilling contract with 30 days advance notice.  The amount included in the contractual obligations table represents the amount due within 30 days.
4 The Company entered into a formal agreement with Xstrata for the Company to explore the Pedra Branca Gold Project in Ceará, Brazil (See Footnote 17(b) to our 2007 annual financial statements).

Risk Management Policies - Hedging
Forward Gold Sales and Purchase Contracts - Derivative Financial Instruments
During Q1 2008 the Company paid RMB International (“RMB”) $22.1 million to close the forward sales contracts. At December 31, 2007, forward sales contracts for 48,556 ounces were outstanding, which were to be settled at $527.10 at the end of each quarter over the term of the contracts.

During Q1 2008, the Company closed the forward purchase contracts, realizing a gain of $7.4 million, effectively reducing the net loss on the forward contracts to $14.8 million, of which $14.5 million was accrued at December 31, 2007. At December 31, 2007 forward purchase contracts for 48,556 ounces were outstanding at an average cost of $823.81 per ounce.
With these transactions the Company has no forward gold production hedged.

Forward Foreign Exchange Contracts - Derivative Financial Instruments
The Company manages its exposure to changes in foreign exchange rates through the use of forward foreign exchange contracts to hedge certain future transactions denominated in foreign currencies. The Company hedges anticipated but not yet committed foreign currency transactions when they are probable and the significant characteristics and expected terms are identified.

As at March 31, 2008, the Company had forward foreign exchange contracts to purchase R$23.1 million for $12.0 million, with various settlement dates between April 30, 2008 and December 30, 2008, at a weighted average rate of 1.9278. The terms of the contract require a percentage of the funds to be held on deposit as collateral to cover the contracts.  As at March 31, 2008, $3.0 million of cash was restricted for this purpose.  (See Footnote 3(a) to our Q1 2008 financial statements.)

As at March 31, 2008, the Company has forward foreign exchange contracts to purchase $2.9 million for R$5.0 million at a weighted average rate of 1.7424 at an April 23, 2008 settlement date.

As at March 31, 2008, the Company has forward foreign exchange contracts to purchase $7.5 million Canadian dollars at a weighted average rate of 1.0245 at an April 1, 2008 settlement date.

At March 31, 2008, current assets include $0.8 million (at December 31, 2007 current assets include $1.7 million) of unrealized foreign exchange gains.  Included in the statement of operations for the quarter ended March 31, 2008, is an unrealized loss on forward foreign exchange derivatives of $882,000 (for the three months ended March 31, 2007 - unrealized gain of $333,000) and a realized gain on forward foreign exchange derivatives of $1.3 million (for the three months ended March 31, 2007 - gain of $131,000).

The forward exchange contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits.

The Company is exposed to credit-related losses in the event of non-performance by the major international financial institution handling the derivative financial instruments, but does not expect this highly rated counterparty to fail to meet its obligations.

This derivative financial instrument is not accounted for as a hedge. The unrealized gains and losses will be recognized in the operating income of the Company and are a result of the difference between the spot price of the R$ and the forward currency contract price as at the balance sheet date.
RELATED PARTY TRANSACTIONS

The Company incurred management fees of $188,000 for the three months ended March 31, 2008 (Q1 2007 - $189,000) from IMS Engenharia Mineral Ltda. ("IMSE"), a company held by several officers of the Company, which provides operating management services to the Company's Brazilian subsidiaries. The fees are included in management fees in the statement of operations.

The Company incurred occupancy fees of $45,000 for the three months ended March 31, 2008 (Q1 2007 - $30,000) to Brazilian Resources, Inc. (‘BZI”), a corporate shareholder, for use of administrative offices.  The Company moved to new administrative office space in December 2007.  The term of the agreement is three years beginning on the date of occupancy and the Company is responsible for paying for its portion of the leasehold improvements.  The amount paid by the Company for any capital improvements done on BZI’s behalf will be treated as prepaid occupancy fees.  At March 31, 2008 prepaid expenses and sundry assets includes $117,000 (December 31, 2007 - $101,000) from BZI relating to leasehold improvements paid by the Company.

The Company also incurred consulting fees and administrative service charges of $118,000 from BZI for the three months ended March 31, 2008 (Q1 2007 - $222,000).  At March 31, 2008 and December 31, 2007 there were no amounts owed for consulting fees.  The occupancy costs, consulting fees and administrative service fees are included in the statement of operations.

The Company recognized rental income of $8,000 from PML and $27,000 from Prometálica Centro Oeste Ltda. (“PCO”) for the three months ended March 31, 2008 (Q1 2007 - $28,000 from PML and $68,000 from PCO) for providing temporarily idle equipment and the use of administrative offices.  PCO is controlled by IMS, a founding shareholder of the Company.  As at March 31, 2008 prepaid expenses and sundry assets includes $21,000 receivable from PML, and $64,000 from PCO (December 31, 2007 - $149,000 from PML and $36,000 from PCO). During Q1 2008 the Company also received approximately $19,000 (Q1 2007 - $73,000) of royalty income relating to the net smelter royalty.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION
Other than the changes in accounting policies noted below, the interim consolidated financial statements of Jaguar Mining Inc. (the “Company”) follow the same accounting policies and methods of application as the annual audited consolidated financial statements. The interim consolidated financial statements do not contain all disclosures as required by Canadian generally accepted accounting principles for annual financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements.

(a) Effective January 1, 2008 the Company adopted the following new CICA Handbook Standards:

(i) Financial Instruments Disclosure and Presentation:

In December 2006, the CICA published Section 3862 Financial Instruments- Disclosures and Section 3863, Financial Instruments- Presentation.  These standards introduce disclosure and presentation requirements that will enable financial statements’ users to evaluate, and enhance their understanding of, the significance of financial instruments for the entity’s financial position, performance and cash flows, and the nature and extent of risks arising from financial instruments to which the entity is exposed, and how those risks are managed. (Note 3)

(ii) Capital Disclosures:

In December 2006, the CICA published Section 1535 of the Handbook, Capital Disclosures, which requires disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; (iv) the consequences of non-compliance in the event the entity has not complied.  This information will enable financial statements’ users to evaluate the entity’s objectives, policies and processes for managing capital.  (Note 10)

(iii) Inventories:

In January 2007, the CICA published Section 3031 of the Handbook, Inventories, which prescribes the accounting treatment for inventories.  Section 3031 provides guidance on determination of costs and its subsequent recognition as an expense, and provides guidance on the cost formulas used to assign costs to inventories.  The new standard did not impact the current or prior years financial statements.

(b) Accounting Principles Issued but not yet Implemented:

(i) Adoption of International Financial Reporting Standards:

In January 2006, the Accounting Standards Board announced its decision to require all Publicly Accountable Enterprises to report under International Financial Reporting Standards (IFRS) for years beginning on or after January 1, 2011. These changes reflect a global shift to IFRS and they are intended to facilitate capital flows and bring greater clarity and consistency to financial reporting in the global marketplace.  The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

(ii) Goodwill and intangible assets:

In February 2008, the CICA issued accounting standard Section 3064 Goodwill and Intangible Assets replacing accounting standard Section 3062, Goodwill and Other Intangible Assets, and accounting standard Section 3450, Research and Development Costs. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section.

FINANCING
Project Financing Term Debt Repayment; Close Forward Sales Contracts and Forward Purchase Contracts
On March 13, 2008, the Company paid RMB International (Dublin) Limited (“RMB”) $9.8 million plus $181,000 accrued interest to repay the loan facility agreement.  The loan was used primarily to finance the development, construction and start-up of Turmalina. The original principal amount was $14 million and $4.2 million had been repaid as of December 31, 2007 (See Footnote 5(a) to our Q1 2008 financial statements.)

On March 14, 2008, the Company paid RMB $22.1 million to close the forward sales contracts.  At December 31, 2007 forward sales contracts for 48,556 ounces were outstanding which were to be settled at $527.10 per ounce at the end of each quarter over the terms of the contracts (See Footnote 3(a) to our Q1 2008 financial statements.)

On March 12, 2008, the Company closed the forward purchase contracts realizing a gain of $7.4 million, effectively reducing the net loss on the forward contracts to $14.8 million, of which $14.5 million was recorded as of December 31, 2007. At December 31, 2007 forward purchase contracts for 48,556 ounces were outstanding at an average cost of $823.81 per ounce.  No additional charges will be realized during 2008 or beyond for the forward sales contracts. With these transactions completed the Company has no forward gold production hedged (See Footnote 3(a) to our Q1 2008 financial statements.)

NORMAL COURSE ISSUER BID
In August 2007, the Company received approval from the TSX for a second normal course issuer bid to purchase up to the lesser of 2,760,224 common shares, being 5% of the issued and outstanding common shares of the Company at that time, or the number of common shares equal to a maximum aggregate purchase price of Cdn.$5.25 million. The normal course issuer bid commenced on August 30, 2007 and will terminate on August 29, 2008. The Company purchased 58,300 shares at an average price of Cdn.$11.52 during Q1 2008. As at March 31, 2008, the Company had purchased 232,300 of its common shares at an average price of Cdn.$10.32 under the second normal course issuer bid. Of these shares purchased 174,000 shares were cancelled as at March 31 and the remaining 58,300 shares purchased were cancelled subsequent to March 31, 2008. Future shares purchased under the normal course issuer bid will be scheduled for cancellation.

The Company decided to engage in a normal course issuer bid because it believes that, from time to time, the market price of its common shares may not reflect fully the underlying value of its business and future business prospects.  In such circumstances, the Company believes the outstanding common shares represent an attractive investment, since a portion of the Company’s excess cash can be invested for an attractive risk adjusted return on capital through its bid.

The Company entered into an automatic share purchase plan with a broker in order to facilitate repurchases of its common shares under its previously announced normal course issuer bid. Under the Company's automatic share purchase plan, the Company's broker may repurchase shares under the normal course issuer bid at times when the Company would ordinarily not be permitted to due to self-imposed blackout periods. The broker purchased on the Company’s behalf 219,300 shares at an average price of Cdn.$9.92 subsequent to the end of Q1 2008.

NON-GAAP PERFORMANCE MEASURES
The Company has included the non-GAAP performance measures listed below in this document.  These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance.  Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.  The Company has included Cash Operating Cost per tonne processed and Cash Operating Cost per ounce processed  because management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per tonne/ounce, by comparison of the cash operating costs per tonne/ounce to the price of gold, (ii) the trend in costs as the mine matures and, (iii) an internal benchmark of performance to allow for comparison against other mines. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:

Summary of All Plants Cash Operating Cost per Tonne Processed
Q1 2008
Production cost per statement of operations	$9,396,000
Change in inventory[1]	$(467,000)
Production cost of tonnes processed[2]	$8,929,000
divided by
Tonnes processed	211,000
equals
Cost per tonne processed	$42.30

Sabará Plant Cash Operating Cost per Tonne Processed
Q1 2008
Production cost per statement of operations	$2,592,000
Change in inventory[1]	$(150,000)
Production cost of tonnes processed[2]	$2,442,000
divided by
Tonnes processed	109,000
equals
Cost per tonne processed	$22.40

Turmalina Plant Cash Operating Cost per Tonne Processed
Q1 2008
Production cost per statement of operations	$6,804,000
Change in inventory[1]	$(317,000)
Production cost of tonnes processed[2]	$6,487,000
divided by
Tonnes processed	102,000
equals
Cost per tonne processed	$63.60

Summary of All Plants Cash Operating Cost per Ounce Processed
Q1 2008
Production cost per statement of operations	$9,396,000
Change in inventory1	$(227,000)
Production cost of gold produced2	$9,169,000
divided by
Gold produced (ounces)	21,414
equals
Cost per ounce processed	$428

Sabará Plant Cash Operating Cost per Ounce Processed
Q1 2008
Production cost per statement of operations	$2,592,000
Change in inventory[1]	$(62,000)
Production cost of gold produced[2]	$2,530,000
divided by
Gold produced (ounces)	4,259
equals
Cost per ounce processed	$594

Turmalina Plant Cash Operating Cost per Ounce Processed
Q1 2008
Production cost per statement of operations	$6,804,000
Change in inventory[1]	$(165,000)
Production cost of gold produced[2]	$6,639,000
divided by
Gold produced (ounces)	17,155
equals
Cost per ounce processed	$387

[1] Under the Company’s revenue recognition policy, revenue is recognized when legal title passes. Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.

[2] The basis for calculating cost per ounce produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.

DESIGN OF INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
The Company’s disclosure controls and procedures were designed to provide reasonable assurance that material information relating to the Company is made known to the Company's CEO and CFO in a timely manner, so that information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation. The Company’s CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as at March 31, 2008, and have concluded that such disclosure controls and procedures are effective.

The Company’s management, under the direction and supervision of the CEO and CFO, are also responsible for establishing and maintaining internal controls over financial reporting. These controls have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian Generally Accepted Accounting Principles. There have been no changes in the Company’s internal control over financial reporting during the quarter ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES
The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses.  The Company’s accounting policies are described in Note 2 to its consolidated annual financial statements.  The Company’s accounting policies relating to work-in-progress inventory valuation and amortization of property, plant and equipment, mineral exploration projects, and site reclamation and closure accruals are critical accounting estimates that are subject to assumptions regarding reserves, recoveries, future gold prices and future mining activities.

Gold in process and ore in stockpiles are stated at the lower of average production cost and net realizable value.  Production costs include direct labor, benefits, direct material and other direct product costs.  These costs are charged to earnings and included in cost of sales.  The assumptions used in the impairment assessment of gold in process inventories include estimates of gold contained in the ore stacked, assumptions of the amount of gold stacked that is expected to be recovered and an assumption of the gold price expected to be realized when the gold is recovered.  If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-progress inventories, which would reduce the Company’s earnings and working capital.

In addition, Canadian Generally Accepted Accounting Principles (“GAAP”) requires the Company to consider, at the end of each accounting period, whether or not there has been an impairment of the capitalized mineral exploration projects, property, plant and equipment. For producing properties, this assessment is based on expected future cash flows to be generated from the location.  For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present.  If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral exploration projects, property, plant and equipment, which would reduce the Company’s earnings and net assets.

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  In general, these laws and regulations are continually changing and, over time, becoming more restrictive which impacts the cost of retiring assets at the end of their useful life.  The Company recognizes management’s estimate of the fair value of liabilities for asset retirement obligations in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset (where one is identifiable) is recorded and depreciated over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. Over time, the liability will be increased each period to reflect the interest element (accretion) reflected in its initial measurement at fair value, and will also be adjusted for changes in the estimate of the amount, timing and cost of the work to be carried out.  Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company.

The Company’s mineral exploration projects and mining properties are depleted and depreciated on a units-of-production basis, which bases its calculations on the expected amount of recoverable reserves. If these estimates of reserves prove to be inaccurate, or if the Company revises its mine plan due to reductions in the price of gold or unexpected production cost increases, and as a result the amount of reserves expected to be recovered are reduced, then the Company would be required to write-down the recorded value of its mineral exploration projects and mining properties and to increase the amount of future depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

OUTSTANDING SHARE DATA

Common shares and convertible securities outstanding as at May 7, 2008 are:

				Common
	Expiry	Exercise	Securities	Shares on
Security	Date	Price	Outstanding	Exercise
Common Shares			64,006,929	64,006,929
Options	4-Sep-08	USD 1.00	135,000	135,000
Options	5-Nov-08	CAD 3.75	156,158	156,158
Options	19-May-09	CAD 4.05	685,000	685,000
Options	15-Jun-09	CAD 4.25	96,000	96,000
Options	21-Oct-09	CAD 4.00	157,500	157,500
Options	17-Feb-10	CAD 3.47	595,000	595,000
Options	10-Mar-10	CAD 3.65	136,000	136,000
Options	8-Dec-10	CAD 3.29	40,000	40,000
Options	10-May-11	CAD 5.47	1,000,000	1,000,000
Options	30-Jun-11	CAD 4.41	418,000	418,000
Options	30-Nov-11	CAD 6.40	1,010,000	1,010,000
Options	21-Sep-09	CAD 5.25	200,000	200,000
Options	21-Sep-09	CAD 4.60	100,000	100,000
Options	31-Oct-08	CAD 4.72	13,513	13,513
Options	30-Apr-09	CAD 5.25	50,000	50,000
Options	31-Oct-09	CAD 6.00	50,000	50,000
Options	19-Mar-12	CAD 5.94	1,135,000	1,135,000
Options	1-Sep-11	CAD 4.62	36,000	36,000
Options	7-Sep-12	CAD 6.48	377,500	377,500
Options	4-Dec-12	CAD 9.54	1,240,000	1,240,000
Fully diluted common shares				71,637,600

Includes 29,000 shares purchased under the normal course issuer bid which are scheduled to be cancelled. May 7, 2008

May 7, 2008

Daniel R. Titcomb	James M. Roller
President and CEO	Chief Financial Officer

GLOSSARY OF MINING TERMS

Carbon-in-leach
A gold recovery process in which a slurry of gold-bearing ore, carbon and cyanide are mixed together.  The cyanide dissolves the gold, which is subsequently absorbed by and separated from the carbon.

Carbon-in-pulp
Similar to carbon-in-leach process, but initially the slurry is subjected to cyanide leaching in separate tanks followed by carbon-in-pulp. Carbon-in-leach is a simultaneous process.

Conversion factors
Weights and measures on this site represent units commonly used in the gold industry.  Conversion factors are provided below:

To Convert Imperial Measurement Units	To Metric Measurement Units	Multiply By
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Ounces (troy)	Grams	31.1035
Pounds	Kilograms	0.454
Short tons	Tonnes	0.907185
Troy ounces per ton	Grams per tonne	34.2857

Cut-off grade
The minimum metal grade at which a tonne of rock can be processed on an economic basis.

Deposit
A mineralized body which has been physically delineated by sufficient drilling, trenching and/or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves until final legal, technical and economic factors have been resolved.

Development or mine development
Driving openings to access the mineral reserve in an underground mine.

Diamond or core drill
A type of rotary drill in which the cutting is done by abrasion rather than percussion.  The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face.  The drill cuts a core of rock, which is recovered in long cylindrical sections, an inch or more in diameter.

Dilution
The effect of waste or low-grade ore being included unavoidably in the mined ore, lowering the recovered grade.

Doré
The precious metals product of the smelter, containing mainly gold and silver, that requires additional refining to high purity gold.

Drifting
Driving of tunnels through rock usually on a horizontal basis.

Feasibility study
A detailed report showing the feasibility of placing a prospective ore body or deposit of minerals within a mineral property into production.  This report typically includes, inter alia, the specific portion or portions of the property that should be included in a development block, conclusions and recommendations regarding any adjustments that should be made to the boundaries of a development block, a description of the work to be performed in order to develop the mineral resources within the development block and to construct a mine or mines and related facilities on the development block, the estimated capital and operating costs thereof, a proposed schedule for the timing of development and mine construction, and an assessment of the impact of the operation and the information obtained and evaluations made in respect thereof.

Grade

The amount of gold in each tonne of ore, usually expressed in grams per tonne.

Heap leaching
A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and repeatedly spraying the heaps with a weak cyanide solution which dissolves the gold content. The gold-laden solution is collected for gold recovery.

Indicated mineral resource
An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred
That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling, and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, and workings.

Inferred mineral resource
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Measured mineral resource
A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization
Mineral-bearing rock; the minerals may have been either a part of the original rock unit or injected at a later time.

Mineral reserve
A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral resource
A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form or quantity and of such a grade or quality that  has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

NI 43-101
Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Regulators.

Ore
Rock, generally containing metallic and non-metallic minerals that can be mined and processed at a profit.

Ounce (troy)
All ounces referenced herein are troy ounces.  Despite the world's gradual conversion to the metric system, the troy ounce remains a fixture of the gold industry and the most important basis for expressing quotations of most gold markets.  One troy ounce equals approximately 31.1 grams in weight.  There are 32.15 troy ounces in a kilogram.

Probable mineral reserve
A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven mineral reserve
A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Qualified Person or QP
An individual who, in accordance with NI 43-101: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a recognized professional association.

Ramp
An inclined underground tunnel that provides access to an ore body for exploration, ventilation and/or mining purposes in an underground mine.

Reclamation
The process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use.  Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and revegetation of waste rock piles and other disturbed areas.

Recoverable Reserves
Recoverable reserves represent the quantity of gold that can be recovered (i.e. mined) from existing gold resources.

Recovery
A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore.  It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

Recovery Grade
The actual grade of ore realized after the mining and treatment process.

Refractory Ore
Mineralized rock in which much of the gold is encapsulated in sulphides or other minerals and is not readily amenable to dissolution by cyanide solutions (unlike oxidized ore) even with fine grinding.

Reserves and Resources
The Company’s classification of mineral reserves and resources and the subcategories of each conforms with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on August 20, 2000, which are in accordance with Canadian Securities Administrators' National Instrument 43-101 dated November 17, 2000.

Stockpile
Broken ore heaped on surface or prepared areas underground, pending treatment or shipment.

Stope
Working place in an underground mine where ore is extracted.

Tailings
The material that remains after all economically recoverable metals or minerals of economic interest has been removed from the ore through milling and processing.

Ton
A ton or short ton is a British imperial measure of weight equivalent to 2,000 pounds.

Tonne
A tonne or metric tonne is about 10% greater in weight than a short ton and equivalent in weight to 1000 kilograms or 2,205 pounds.

Waste
Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

CORPORATE DIRECTORY

Jaguar Mining Inc. is incorporated
under the laws of Ontario.

DIRECTORS

Andrew C. Burns[1]
Gil Clausen[3,4]
William E. Dow[3]
Juvenil T. Felix
Gary E. German[1,2,4]
Chairman
Anthony F. Griffiths[1,2,3]
Daniel R. Titcomb

1     Audit Committee
2    Compensation Committee
3    Corporate Governance Committee
4    Health, Safety and Environmental Committee

OFFICERS

Daniel R. Titcomb
President & CEO

Juvenil T. Felix
Chief Operating Officer

James M. Roller
Chief Financial Officer & Treasurer

Lúcio Cardoso
VP Operations

Adriano L. Nascimento
VP Exploration & Engineering

Robert Zwerneman
VP Corporate Development, Director of IR

Robert J. Lloyd
Secretary

ADMINISTRATIVE  OFFICE

125 North State Street
Concord, NH  03301 - USA
Phone: (603) 224-4800
Fax:     (603) 228-8045
E-mail: ir@jaguarmining.com
Website: www.jaguarmining.com

REGISTERED OFFICE

100 King Street West, Suite 4400
1 First Canadian Place
Toronto, Ontario M5X 1B1 - Canada

OPERATING OFFICE

Rua Fernandes Tourinho 487, 7th Floor
CEP 30.112-000 - Belo Horizonte - MG
Brazil

AUDITORS

KPMG LLP
Toronto, Ontario
Belo Horizonte, Brazil

LEGAL COUNSEL

Davies, Ward, Phillips &Vineberg LLP
Toronto, Ontario
New York, NewYork

Hinckley, Allen & Snyder LLP
Concord, New Hampshire

BANKS

Bank of America
Boston, Massachusetts

Royal Bank of Canada
Toronto, Ontario

STOCK TRANSFER AGENT

Computershare Investor Services Inc.
100 University Avenue, 9th floor
Toronto, ON  M5J 2Y1
Phone: 1-800-564-6253
Fax: 1-866-249-7775
Email: service@computershare.com

EXCHANGE LISTING

Toronto Stock Exchange: “JAG”, “JAG.NT”
NYSE Arca: “JAG”